Exhibit 99.3

BIT MINING LIMITED

800 N High St #03-102

Columbus, Ohio

United States of America

PROXY STATEMENT

General

The board of directors of BIT Mining Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on December 26, 2022 at 11:00 a.m., New York time (the “AGM”). The AGM will be held at 800 N High St #03-102, Columbus, Ohio, United States of America.

This Proxy Statement and the proxy form can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.btcm.group/.

Record Date, Share Ownership and Quorum

Only holders of the Company’s Class A ordinary shares, par value US$0.00005 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.00005 per share (“Class B Ordinary Shares” and together with Class A Ordinary Shares, “Ordinary Shares”) of record at the close of business on November 25, 2022, New York time (the “Record Date”) are entitled to attend and vote at the AGM. Holders of American Depositary Shares (“ADSs”) issued by Deutsche Bank Trust Company Americas and representing the Company’s Class A Ordinary Shares are not entitled to attend or vote at the AGM. These holders of ADSs will be able to instruct Deutsche Bank Trust Company Americas, the holder of record of such Class A Ordinary Shares (through a nominee), as to how to vote the Class A Ordinary Shares which are represented by such ADSs, and which Deutsche Bank Trust Company Americas, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM in accordance with the instructions which it has properly received from such ADS holders.

As of the close of business on November 22, 2022, 887,612,450 of our Class A Ordinary Shares were represented by ADSs. One or more ordinary shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares of the Company in issue carrying a right to vote at such meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share and Class B Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote and ten votes, respectively, on a poll. On a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall each have one vote. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the AGM, or (ii) any one or more shareholders, holding one-tenth of the paid-up Ordinary Shares given a right to vote at such meeting or one-tenth of the total voting rights entitled to vote at such meeting, present in person or by proxy or, in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative or by proxy.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted by the proxy holder at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in the discretion of such proxy holder and, where the chairman of the AGM is the proxy holder, he will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Abstentions by holders of Ordinary Shares are not included in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs (through a nominee), only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the AGM.

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to distribute to all owners of ADSs at the close of business on the Record Date this proxy statement, the accompanying notice of annual general meeting and an ADS voting card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described below.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If (i) an ADS voting card is missing voting instructions, (ii) an ADS voting card is improperly completed or (iii) no ADS voting card is received by Deutsche Bank Trust Company Americas by 10 a.m. (New York City time), Thursday, December 15, 2022, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Deutsche Bank Trust Company Americas that such proxy should not be given, in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or ADS voting card, as the case may be, bearing a later date, which must be received no later than at least 48 hours before the time of the AGM, or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person.

PROPOSAL 1

THE APPOINTMENT OF MALONEBAILEY, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEARS 2021 AND 2022

The audit committee proposes to ratify and approve the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal years ended or ending December 31, 2021 and 2022.

The board of directors recommends a vote “FOR” THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF MALONEBAILEY, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEARS 2021 AND 2022.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Bob Yu
Bob Yu
Chairman
Dated: November 23, 2022